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                            ID Biomedical Corporation
                              1510-800 West Pender
                              Vancouver, BC V6C 2V6
                                     CANADA


October 8, 2003


VIA EDGARLINK TRANSMISSION


Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 0408
Washington, D.C.  20549


ATTN:  Michael Coco

RE: ID BIOMEDICAL CORPORATION REGISTRATION STATEMENT ON FORM F-10,
    FILE NO. 333-109066 (THE "REGISTRATION STATEMENT")


Ladies and Gentlemen:

     On behalf of ID Biomedical Corporation (the "Company"), the undersigned requests the above-referenced Registration Statement, originally filed with the Commission on September 23, 2003 and amended on October 1, 2003, be withdrawn, together with all exhibits, amendments and supplements thereto, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter as the convenience of the Commission will permit. The Company is requesting withdrawal of the Registration Statement because, as a result of general market conditions in the biotechnology industry, the financing terms available to the Company were unacceptable. The Company has also taken steps in Canada to terminate the related registration filed with the B.C. Securities Commission. This will confirm that no securities have been sold in the offering covered by the Registration Statement. The Company may undertake a subsequent private placement.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

     If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above or Gary Kocher or Vincent Ricci of Preston Gates & Ellis LLP, U.S. counsel for the Company, at (206) 623-7580.

                                        Very truly yours,

                                        /s/ Anthony F. Holler
                                        ---------------------------------------
                                        Chief Executive Officer
                                        ID Biomedical Corporation